Exhibit 99.1

CEO EMPLOYMENT AGREEMENT

This CEO Employment Agreement (the “Agreement”) is entered into on November 1, 2026, by and between Ridgetech, Inc., a corporation organized and existing under the laws of its jurisdiction of incorporation (hereinafter referred to as “Party A” or the “Company”), and Lingtao Kong (hereinafter referred to as “Party B” or the “CEO”).

WHEREAS, the Company desires to engage the services of Party B as the Chief Executive Officer, and Party B desires to accept such engagement under the terms and conditions set forth herein; NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

1. Position and Duties

Party A hereby engages Party B to serve as the Chief Executive Officer of Ridgetech, Inc. Party B accepts such appointment and agrees to serve subject to the terms of this Agreement. Party B’s duties include:

(a) managing the day-to-day operations and implementing the long-term business strategy of the Company;

(b) ensuring corporate governance, regulatory compliance, and adherence to Nasdaq listing requirements;

(c) overseeing financial performance, budgeting, internal controls, and risk management;

(d) leading the executive team and fostering effective relations with shareholders, board members, and other stakeholders, and fulfilling all other duties customarily associated with the role of a Chief Executive Officer of a publicly traded company.

Party B shall report directly to the Board of Directors and devote the majority of his business time to the performance of his duties.

2. Term of Employment

The term of this Agreement shall be for a period of two (2) years, commencing on November 1, 2026, and expiring on October 31, 2028 (the “Term”). Upon expiration, this Agreement may be renewed upon mutual written agreement of the parties.

3. Compensation

Party A shall pay Party B a cash compensation of HK$840,000 per annum (approximately USD108,000), payable in equal monthly installments in accordance with the Company’s standard payroll practices.

4. Directors’ and Officers’ Insurance

During the Term, Party A shall maintain Party B under the Company’s directors’ and officers’ liability insurance policy with an aggregate maximum coverage limit of USD 5,000,000.

5. Business Expenses

Party A shall reimburse Party B for all reasonable and necessary business-related expenses incurred in the performance of his duties, subject to the submission of appropriate documentation and the Company’s expense reimbursement policies.

6. Termination

This Agreement may be terminated as follows:

(a) For Disability: If Party B is unable to perform his material duties due to disability for a continuous period exceeding two (2) months within any twelve (12) month period, Party A may terminate upon thirty (30) days’ prior written notice.

(b) For Cause: Party A may terminate immediately upon written notice if Party B engages in fraud, illegal conduct, gross negligence, willful misconduct, willfully and continuously fails to perform his duties, or materially violates the Company’s policies or this Agreement.

(c) Without Cause: Party A may terminate without cause upon thirty (30) days’ prior written notice to Party B.

7. Consequences of Termination

Upon termination (i) for disability, Party A shall pay Party B accrued but unpaid salary through the effective date and reimburse approved business expenses incurred through such date; (ii) for cause, Party A shall reimburse Party B for approved business expenses incurred through the effective date, with no further compensation due; (iii) without cause, Party A shall reimburse Party B for approved business expenses incurred through the effective date.

8. Assignment

This Agreement is personal to Party B and shall not be assigned by either party without the prior written consent of the other; provided, however, that Party A may assign this Agreement in connection with a merger, asset purchase, consolidation, or similar corporate transaction without Party B’s consent.

9. Notices

All notices required or permitted under this Agreement shall be in writing and directed to:

Party A: Ridgetech, Inc.

Party B: Lingtao Kong

10. Confidentiality and Restrictive Covenants

(a) Confidentiality: Party B shall hold in strict confidence all proprietary information, trade secrets, and confidential business matters of the Company disclosed to or acquired by Party B during the Term.

(b) Non-Competition: For one (1) year following termination, Party B shall not directly or indirectly serve as an officer, director, or consultant to any competitor of the Company without prior written consent.

(c) Non-Solicitation: Party B shall not use any employee, customer, or vendor information obtained from the Company for any purpose other than the performance of his duties.

(d) Return of Property: Upon termination, Party B shall promptly return all Company property and materials.

(e) Indemnification: Party B shall not be liable for consequences arising from wrongful acts of the Company or its subsidiaries unless directly caused by Party B’s gross negligence or willful misconduct. Party A shall provide indemnification to the fullest extent permitted by law.

(f) The provisions of this Section 10 shall survive the termination or expiration of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

RIDGETECH, INC.

/s/ Frank Ming Zhao
By:	Mr. Frank Ming Zhao
Title:	Chief Financial Officer

CEO

/s/ Lingtao Kong
By:	Mr. Lingtao Kong

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